SECURITIES AND EXCHANGE COMMISSION
		Washington, D.C.  20549

			  Schedule 13G

		Under the Securities Exchange Act of 1934
		      (Amendment No.  7 )*

    PEOPLES ENERGY CORPORATION       (Name of Issuer)

      Common Stock  (Title of Class of Securities)

     711030106     (CUSIP Number)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover pages shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

					   Page 2 of 8 Pages
CUSIP NO.    711030106
		       13G


1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	  Bankmont Financial Corp.  (Previously updated by Harris
	  Bankcorp, Inc. on behalf of Bankmont Financial Corp.)
	  51-0275712

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			       (a) (   )
 See Exhibit 1                 (b) (   )

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
     A Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 SOLE VOTING POWER       1,719,769

6 SHARED VOTING POWER     0

7 SOLE DISPOSITIVE POWER  1,677,645

8 SHARED DISPOSITIVE POWER   32,534

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     		1,719,772

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9      4.9%

12  TYPE OF REPORTING PERSON                 HC

 *SEE INSTRUCTION BEFORE FILLING OUT!


				Page 3 of 8 pages
1(a)  NAME OF ISSUER:
	    Peoples Energy Corporation

1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	     122 S. Michigan Avenue
	     Chicago, IL  60603

2(a) NAME OF PERSON FILING:

       Bankmont Financial Corp.(previously filed by
       Harris Bankcorp, Inc. on behalf of Bankmont Financial Corp.)

2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE:

	111 West Monroe Street
	P. O. Box 755
	Chicago, IL  60690

2(c) PLACE OF ORGANIZATION OR CITIZENSHIP:
       A Delaware Corporation

2(d)  TITLE OF CLASS OF SECURITIES:
	  Common stock

2(e)CUSIP NUMBER:  711030106

3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [  ]  Broker or dealer registered under section 15 of the Act.
(b) [X]  Bank as defined in section 3(a)(6) of the Act.
(c) [  ]  Insurance company as defined in section 3(a)(19) of the Act.
(d) [  ]  Investment company registered under section 8 of the
	   Investment Company Act.
(e) [  ]  Investment adviser registered under section 203 of the
	    Investment Advisers Act of 1940.
(f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Sec.240.13d-1(b)(1)(ii)(F).
(g) [X]  Parent holding company, in accordance with Sec.240.13d-
	  1(b)(ii)(G).
(h) [  ]  Group, in accordance with Sec.240.13d-1(b)(1)(ii)(H).

4 OWNERSHIP:

 (a) Amount Beneficially Owned: 1,719,772
				See Exhibit 2

 (b) Percent of Class:         4.9%

 (c) Number of Shares as to Which Such Person has:

    (i) Sole power to vote or to direct the vote:	  1,719,769

   (ii) Shared power to vote or to direct the vote:  0

  (iii)  Sole power to dispose or to direct the disposition of:
   	  1,677,645

  (iv) Shared power to dispose or to direct the disposition of:
	      32,534

5 OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).


6 NOT APPLICABLE

7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

  Bankmont Financial Corp., a Parent Holding Company, filing under Rule 13d-a(b)(ii)(G) on behalf of the following subsidiaries:

Harris Bankcorp, Inc., a Parent Holding Company
111 West Monroe Street
P. O. Box 755
Chicago, IL  60690

 Page 5 of 8 Pages

	     Harris Trust and Savings Bank, a bank
	     111 West Monroe Street
	     P. O. Box 755
	     Chicago, IL  60690

	     Harris Bank Barrington, N.A., a bank
	     201 South Grove Avenue
	     Barrington, IL  60010

	     Harris Bank Naperville, a bank
	     503 North Washington Street
	     Naperville, IL  60566

	     Harris Investment Management, Inc., an investment company 111 West Monroe Street
	     Chicago, IL  60603

	     Harris Bank Winnetka, N.A., a bank
	     520 Green Bay Road
	     Winnetka, IL  60093

	     Harris Trust Bank of Arizona, a bank
	     6263 North Scottsdale Road
	     Suite 100
	     Scottsdale, AZ  85250-5401

	     Harris Bank St. Charles, a bank
	     1 East Main Street
	     St. Charles, IL  60174

	     Harris Bankmont Inc., a Parent Holding Company
	     111 West Monroe Street
	     Chicago, IL  60603

	     Harris Bank Woodstock, a bank
	     101 South Benton Street
	     Woodstock, IL  60098

	     Harris Bank Palatine N. A., a bank
	     50 North Brockway Street
	     Palatine, IL  60078


8 NOT APPLICABLE


9 NOT APPLICABLE


10 CERTIFICATION:

By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE: After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1996

BANKMONT FINANCIAL CORP.


BY:  (Alan G. McNally)
      Alan G. McNally
      President


			SCHEDULE 13G
			   Exhibit 1

Bankmont Financial Corp., a wholly-owned subsidiary of Bank of Montreal, owns Harris Bankcorp, Inc. Harris Trust and Savings Bank is a wholly-owned subsidiary of Harris Bankcorp, Inc.

Pursuant to Rule 13-d(f)1(iii), Harris Bankcorp, Inc. and Harris
Trust and Savings Bank agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.


Date:  February 13, 1996

HARRIS BANKCORP, INC.


BY:  (Thomas R. Sizer)
	    Thomas R. Sizer
	   Secretary

HARRIS TRUST AND SAVINGS BANK


BY: (Robert J. Fridell)
    Robert J. Fridell
    Vice President


			SCHEDULE 13G
			  Exhibit 2

In accordance with Rule 13d-4, Bankmont Financial Corp., its wholly-owned subsidiary Harris Bankcorp, Inc. and its wholly-owned subsidiary Harris Trust and Savings Bank as Trustee, expressly disclaim beneficial ownership of the 1,663,792 Common Shares held by the Harris
Trust and Savings Bank as Trustee of the Peoples Energy Corporation
Employee Stock Ownership Plan (the "Shares" and the "Plan"). These Shares are reported on Cover Sheet page 2 and also on pages 4 through 6 of this
Schedule 13G. Under terms of the Plan, as amended, the Trustee is to vote the allocated Shares held by the Plan in accordance with the instructions received from Plan participants and to dispose of the allocated Shares in connection with tender offers in accordance with directions received from Plan participants. Unallocated shares and shares for which no directions are received, or invalid directions are received, are voted by the Trustee in the same proportion as alloated shares for which valid voting directions are received. The Trustee tenders unallocated shares in the same proportion as allocated shares for which tender instructions are received from Plan participants. The actions and duties of the Trustee pursuant to the provisions of the Plan and the Trust, including but not limited to the provisions described above, are subject to the requirements of the Employee Retirement Income Security Act of 1974.

Attached to each of such Shares is a Preferred Stock Purchase Right.